Exhibit 4.7
SUPPLEMENTAL AGREEMENT TO SERIES A-2 PREFERENCE SHARES SUBSCRIPTION AGREEMENT
     This Supplemental Agreement to Series A-2 Preference Shares Subscription Agreement (the “Agreement”) is entered into as of December 6th, 2010 between Shanda Literature Corporation (the “Company”) and Shanda Investment Holdings Limited (“Shanda Investment”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”).
     Reference is hereby made to the loan agreement between Shanda and the Company dated June 15th, 2010 (the “ June Loan Agreement”), pursuant to which Shanda extended an unsecured loan (the “Loan”) in the principal amount of US$14,645,577 to the Company. Capitalized terms not defined herein shall have the meaning given to them in the June Loan Agreement. The June Loan Agreement was assigned by Shanda to Shanda Investment pursuant to a Loan Assignment and Assumption Agreement between Shanda and Shanda Investment dated October 28, 2010.
     In consideration of the mutual agreements set forth herein, the parties hereto agree as follows:
     Shanda Investment shall satisfy its obligation to pay the purchase price of US$14,645,577 in cash for 7,396,757 Series A-2 Preference Shares to be issued to Shanda Investment under the Series A-2 Preference Shares Subscription Agreement by releasing the Company from its obligation under the June Loan Agreement, including without limitation, the obligations to repay any outstanding principal and/or interest on the Loan, and the June Loan Agreement is hereby terminated.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on December 6th, 2010.

SHANDA LITERATURE CORPORATION
By:	/s/ Xiaodong Liang
	Name:	Xiaodong Liang
	Title:	Chief Financial Officer

SHANDA INVESTMENT HOLDINGS LIMITED
By:	/s/ Grace Wu
	Name:	Grace Wu
	Title:	Chief Financial Officer